UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Video Services Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    460181100
                                 (CUSIP Number)

            Alvin H. Fenichel, Senior Vice President and Controller,
                               AXA Financial, Inc.
        1290 Avenue of the Americas, New York, N.Y. 10104; (212) 314-4094
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  March 6, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- 1(b)(3) or (4), check the following box.       ( )

Check the following box if a fee is being paid with the statement.           (_)

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
CUSIP NO. 460181100                                                 SCHEDULE 13D
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Financial, Inc. (previously, "The Equitable Companies Incorporated")

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-3623351

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         2,263,081 - see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                0
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         2,263,081 -see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (not to be construed as an admission of beneficial ownership) See Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Assurances I.A.R.D. Mutuelle

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [X]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IC

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Assurances Vie Mutuelle

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [X]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IC, CO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Conseil Vie Assurance Mutuelle, (previously "Alpha Assurances Vie Mutuelle")

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [X]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IC

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Courtage Assurance Mutuelle

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [X]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IC

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Finaxa

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Claude Bebear, as AXA Voting Trustee

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Patrice Garnier, as AXA Voting Trustee

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Henri de Clermont-Tonnerre, as AXA Voting Trustee

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         see Item 5
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                see Item 5
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         see Item 5
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         see Item 5
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     The Equitable Life Assurance Society of the United States

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-5570651


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         2,263,081
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                0
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         2,263,081
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081 - see Item 5

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IC, CO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     AXA Client Solutions, LLC

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     52-2197822

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         2,263,081
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                0
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         2,263,081
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,263,081 - see Item 5

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.01% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, OO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Equitable Deal Flow Fund, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-3385076
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         1,443,082
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                0
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         1,443,082
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,443,082 - see Item 5

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.84% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460181100                                                 SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     ECMC, LLC (previously, "Equitable Capital Management Corporation")

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-5570651
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
                    7    SOLE VOTING POWER

NUMBER OF SHARES         1,443,082
BENEFICIALLY        ____________________________________________________________
OWNED               8    SHARED VOTING POWER
BY EACH
REPORTING                0
PERSON WITH         ____________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         1,443,082
                    ____________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,443,082 - see Item 5

     (Not to be construed as an admission of beneficial ownership) - see Item 5
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.84% - see Item 5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, OO

________________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     (a) Class of Securities: Common Stock, par value $.01 per share.

     (b) Issuer: Video Services Corporation ("Video"), as successor in interest by merger to International Post Limited ("IPL"), headquartered at 240 Pegasus Avenue, Northvale, New Jersey 07647.

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 8, 1996 and Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 8, 1997 by The Equitable Companies Incorporated, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle (which has since been merged into Alpha Assurances Vie Mutuelle), AXA Courtage Assurance Mutuelle, Finaxa, AXA, The Equitable Life Assurance Society of the United States, Equitable Deal Flow Fund, L.P., Equitable Capital Management Corporation, and Claude Bebear, Patrice Garnier, and Henri de Clermont-Tonnerre (as AXA Voting Trustees) with respect to beneficial ownership of the Common Stock of Video. The Schedule 13D is amended as follows:

Item 2. Identity and Background.

     (a) Name. This Amendment No. 2 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) AXA Conseil Vie Assurance Mutuelle, a mutual insurance company organized under the laws of France, (2) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (3) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, and (4) AXA Courtage Assurance Mutuelle, a mutual insurance company organized under the laws of France ((1) through (4) collectively, the "Mutuelles AXA"); (5) Finaxa, a societe anonyme organized under the laws of France; (6) AXA, a societe anonyme organized under the laws of France; (7) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees, dated as of May 12, 1992; (8) AXA Financial, Inc. ("AFI"), a Delaware corporation; (9) The Equitable Life Assurance Society of the United States ("ELAS"), a New York stock life insurance company, (10) Equitable Deal Flow Fund, L.P. ("EDFF"), a Delaware limited partnership, (11) AXA Client Solutions, LLC, a Delaware limited liability company ("AXA Client"), and (12) ECMC, LLC, a Delaware limited liability company.

     (b) On September 20, 1999, AFI contributed all of the outstanding common stock of ELAS to AXA Client. AFI is the sole member of AXA Client.

     (c) State or Other Place of Organization and Principal Business.

     The following addresses have changed:

          AXA Financial, Inc.
          AXA Client Solutions, LLC
          The Equitable Life Assurance Society
          of the United States
          Equitable Deal Flow Fund, L.P. and
          ECMC, LLC
          1290 Avenue of the Americas
          New York, New York  10104

          AXA
          AXA Voting Trustees
          25, avenue Matignon
          75008 Paris
          France

          Finaxa
          23, avenue Matignon
          75008 Paris
          France

Item 3. Source and Amount of Funds or Other Consideration.

     All of the 2,263,081 shares of common stock were obtained in exchange for common stock of IPL pursuant to the Agreement and Plan of Merger, dated as of June 27, 1997, among IPL, Video and all of Video's stockholders. The Shares of IPL were obtained pursuant to a foreclosure by ELAS and EDFF on the security interest granted to them by MTE Holdings, Inc. ("MTE") in the shares of common stock of Video owned by MTE to secure certain senior notes of MTE in the aggregate original principal amount of $15,000,000.

Item 4. Purpose of Transaction.

     This Amendment is being filed to reflect the transfer of 108,348 shares of Common Stock by ELAS and 190,676 shares of Common Stock by EDFF to Terrence A. Elkes ("TE") and Kenneth F. Gorman ("KG"). Such transfer was conducted pursuant to TE's and KG's exercise of options to purchase 149,512 shares of Common Stock each (the "Options") under the Services and Option Agreements, dated February 15, 1994, each between MTE (as predecessor-in-interest to ELAS and EDFF) and such optionholder and each filed as an Exhibit to the Schedule 13D.

     None of the filing persons has any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the common stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The filing persons may purchase additional shares of common stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

Item 5. Interest in Securities of the Issuer.

     (a)-(b) EDFF is the holder of record and beneficially owns 1,443,082 shares of Video's common stock, which stock represents 10.84% of the outstanding shares of Video's common stock.

     ELAS beneficially owns, in total, 2,263,081 shares of common stock of Video, which stock represents 17.01% of the outstanding shares of common stock. Of these shares, ELAS is the holder of record of 819,999 shares, and beneficially owns indirectly 1,443,082 shares through its control of EDFF.

     Because of AFI's ownership of ELAS through its sole membership of AXA Client, AFI may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own indirectly the Video shares held by ELAS and EDFF.

     Because of AXA's ownership interest in AFI, and the AXA Voting Trustees' power to vote the AFI shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Video shares that AFI may be deemed to beneficially own indirectly. Because of the direct and indirect interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Video shares that AXA may be deemed to beneficially own indirectly. Each of the Mutuelles AXA, Finaxa, AXA and the AXA Voting Trustees expressly disclaims any beneficial ownership of any shares of Video covered by this Schedule 13D.

     The Reporting Persons, in the aggregate, may be deemed to beneficially own 2,263,081 shares, or approximately 17.01% of the Video common shares outstanding. The percentage of shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 13,308,307 shares outstanding as of February 4, 2000, as reported by Video in its Form 10-Q filed with the Securities and Exchange Commission on February 4, 2000.

     (c) To the knowledge of the Reporting Persons, there have been no transactions in Video's common stock by any the persons named in Item 2 during the past sixty days, except for the transfer by EDFF of 95,338 shares of common stock to each of TE and KG and the transfer by ELAS of 54,174 shares of common stock to each of TE and KG, in each case pursuant to the exercise by TE and KG of their Options.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Registration Rights Agreement among IPL, MTE, and the other parties thereto, to which ELAS and EDFF have become successors in interest to MTE in the form annexed as Exhibit 4 to Amendment No. 1, dated July 8, 1997, to the Schedule 13D, grants to ELAS and EDFF certain demand and incidental registration rights. Pursuant to such agreement, EDFF has been designated as the "Initiating Holder" (as such term is defined therein).

The AXA Voting Trust described above is discussed in the Schedule 13D filed by AXA with respect to AFI.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000


                                        AXA FINANCIAL, INC.


                                        By: /s/ Alvin H. Fenichel
                                            ------------------------------------
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000



                                        AXA CLIENT SOLUTIONS, LLC


                                        By: /s/ Alvin H. Fenichel
                                            ------------------------------------
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000



                                        THE EQUITABLE LIFE ASSURANCE
                                        SOCIETY OF THE UNITED STATES

                                        By: /s/ Alvin H. Fenichel
                                            ------------------------------------
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000


                                        EQUITABLE DEAL FLOW FUND, L.P. by
                                        EQUITABLE MANAGED ASSETS, L.P. as
                                        General Partner, by THE EQUITABLE LIFE
                                        ASSURANCE SOCIETY OF THE UNITED
                                        STATES, as General Partner


                                        By: /s/ Alvin H. Fenichel
                                            ------------------------------------
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000


                               AXA CONSEIL VIE ASSURANCE MUTUELLE
                               AXA ASSURANCES I.A.R.D. MUTUELLE
                               AXA ASSURANCES VIE MUTUELLE
                               AXA COURTAGE ASSURANCE MUTUELLE
                               FINAXA
                               AXA
                               Claude Bebear, as AXA Voting Trustee
                               Patrice Garnier, as AXA Voting Trustee
                               Henri de Clermont-Tonnerre, as AXA Voting Trustee


                               By: /s/ Alvin H. Fenichel
                                   --------------------------------------------
                                   Attorney-in-Fact

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000


                                        ECMC, LLC


                                         By: /s/ Alvin H. Fenichel
                                             -----------------------------------

                                             Alvin H. Fenichel
                                             Authorized Signatory